SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2025
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Notice of the 43rd Annual General Meeting of Shareholders

•	Date and Time: Monday, March 31st, 2025, at 9:00 a.m. (KST)

•	Location: KT Corporation R&D Center, 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2024

Notice of the Annual General Meeting of Shareholders

March 10, 2025

To our shareholders,

KT Corporation will be holding the 43rd Annual General Meeting of Shareholders (“the Meeting”) on March 31st, 2025.

At the Meeting, KT Corporation will report on its performance and relevant issues from FY2024, as listed in the “Matters to be Reported” section of this document. Shareholders will be requested to vote on agenda items, including Amendments to the Articles of Incorporation.

Shareholders of KT Corporation’s common stock as of December 31, 2024, will be entitled to vote at the Meeting, with each share corresponding to one vote per agenda item.

We extend our gratitude to our shareholders for your continued support. Your careful consideration of the matters outlined in this notice is greatly appreciated, and we hope the information provided will assist you in making an informed decision.

We invite you to attend the upcoming Annual General Meeting on March 31st, 2025. We look forward to your participation.

Young-Shub Kim

Chief Executive Officer

•	Date and Time: Monday, March 31st, 2025, at 9:00 a.m. (KST)

•	Place: Lecture Hall (2F) of KT Corporation R&D Center, 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2024

Matters to be Reported

Report on Audit Results by the Audit Committee

To be presented at the meeting

Business Report for the 43rd Fiscal Year

Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Act (Approval and Public Notice of Financial statements, etc.), KT’s 43rd annual business report is as follows:

In 2024, KT focused on transforming into an AICT company by innovating capabilities, workforce, and businesses. Through a strategic partnership with Microsoft, KT built a strong foundation in technology and infrastructure to grow B2B AX businesses and to drive AI-driven innovations in CT, media, and network sectors. Additionally, KT is also enhancing the management structure and profitability by streamlining underperforming businesses and adjusting the group portfolio. KT will continue growth by enhancing AX capabilities and business innovations.

In the wireless sector, by the end of 2024, the number of 5G mobile phone subscribers reached 10.4 million, accounting for about 78% of all MNO subscribers. The growth in MVNO subscribers and roaming revenue also contributed to the continued increase in wireless revenue. In the Broadband and IPTV sectors, the demand for high-quality products led to an increase in the sales proportion of GiGA internet and premium IPTV plans.

In the B2B sector, the demand for corporate broadband increased, and the AI/IT business, centered around the AI Contact Center (AICC), grew. KT also continued to streamline low-profit and non-core businesses such as solar energy and digital logistics businesses. In the financial sector, BC Card strengthened growth foundation based on PLCCs and loans, and Kbank continued to grow in key areas such as deposits, loans, and customer numbers. KT Cloud saw continued revenue growth in cloud and data center services due to increased demand for digital transformation, and KT Estate achieved revenue growth through the strong performance of its hotel business. KT StudioGenie solidified its position as a media company by focusing on qualitative growth through selective and concentrated content production.

In 2024, KT recorded standalone operating revenue of KRW 18.6 trillion, operating profit of KRW 346.5 billion, and net profit of KRW 326.9 billion. Also, KT achieved a record high consolidated revenue through balanced growth in B2C and B2B, and optimization of group portfolio, driving structural innovation and profitability improvement. As of the end of 2024, the status of major services subscribers is as follows:

Subscribers (Unit: 10K)	Mobile	Broadband	IPTV	PSTN	VoIP
December 31, 2024	2,613	996	945	826	321
December 31, 2023	2,490	983	941	882	321

Report on Evaluation Results of Management Performance for the 43rd Fiscal Year

Pursuant to Article 34 (Execution of Employment Contract with the Representative Director), evaluations results for Representative Directors performance shall be reported at the Meeting as described below.

The Evaluation and Compensation Committee has reviewed the performance of management for FY2024. The following table summarizes the annual KPIs and evaluation results of the Representative Director’s short-term performance.

Item	Annual KPI	Weight	Score
Quantitative KPI	- Service revenue of KT Corporation - Operating profit of KT Corporation	65%	64.90%

Qualitative KPI	- AX competency enhancement - Innovation of business for growth - Innovation of infrastructure for sustainable management	35%	35.00%

Total		100%	99.90%

Report on the Criteria and Methods for Director Compensation

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of the KT’s Articles of Incorporation, the criteria in place to determine the remuneration for executive directors and the method of payment are reported as follows:

•	Summary of Director Compensation Program

The Company’s inside director compensation program is designed to reward management for both short-term and long-term performances. The Company believes it is critical to maintain a well-balanced incentive program that encourages the management not only to achieve short-term performance but also to strive for the Company’s long-term value enhancement. The Evaluation and Compensation Committee sets annual goals and conducts evaluations of the management annually. The Committee is composed entirely of outside directors in order to maintain objectivity and fairness of the program.

The compensation program for outside directors consists of cash and annual stock grants which are subject to a one-year lock-up period beginning at the start of the year it is awarded. The stock grant is not subject to any performance criteria and has been introduced to ensure that outside directors have “skin in the game” to align their interests with all shareholders.

•	Components of Inside Director Compensation

The remuneration for inside directors consists of annual salary, short-term performance incentives, long-term performance incentives, and severance pay.

The annual salary is further separated into two major factors — base salary and responsibility allowance. Each are paid monthly in 1/12 increments.

Short-term performance incentives are paid in cash based on business performance of the fiscal year, within the limit approved by the AGM. The specific payment scheme is as follows:

•	Representative Director: 0~180% of base salary / inside director: 0~140% of base salary

Long-term performance incentives are paid in stocks with a lock-up period of three years, based on the achievement of long-term performance indicators (TSR + Group EBITDA + Group revenue), within the limit approved by the AGM. The specific payment scheme is as follows:

•	Representative Director: 0~140% of base salary / inside director: 0~95% of base salary

Severance payment is calculated using the following formula:

•	Representative Director : (Average monthly salary) x (number of years in service) x (5)

•	Other Inside Directors : (Average monthly salary) x (number of years in service) x (3)

•	Criteria for Evaluation

The Company’s performance evaluation process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are established in alignment with the Company’s overall operational and financial goals with an emphasis on improving shareholder value.

Short-term performance is comprised of quantitative and qualitative factors. Typically, quantitative goals are related to financial and operational performances, whereas qualitative goals are focused on achieving operational and strategic goals to further enhance long-term competitiveness. Please refer to “Report on Evaluation Results of Management Performance for the 43rd Fiscal Year” for results of the Representative Director’s short-term performance for FY2024.

Long-term performance incentives are provided to reward management’s contribution to long-term financial and operational competitiveness. Incentives are offered in accordance with TSR (Total Shareholder Return), Group EBITDA and Group revenue; each factor has a weight of 20%, 40% and 40% respectively. The following illustrates the formula for TSR calculation:

•	TSR : Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Result : 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

•	Summary of Director Compensation

1) Compensation Paid to Directors (KRW millions)

Year	Inside Directors		Outside Directors		Total
	Total	Average	Total	Average
2022	2,994	1,497	786	98	3,780
2023	4,209	2,104	675	84	4,884
2024	1,651	826	782	98	2,433

*	The amount above represents actual cash payments executed each fiscal year.

*	Severance pay for directors is provided separately according to the executive severance pay regulations.

*	From FY2022 to FY2024, compensation was given to two inside directors and eight outside directors.

2)	Comparison between total compensation paid and ceiling amounts on remuneration approved at the Annual General Meeting of Shareholders (KRW millions)

Year	Total Compensation(A)	Ceiling Amount on Remuneration(B)*	Payment Ratio(A/B)
2022	3,780	5,800	65.2%
2023	4,884	5,800	84.2%
2024	2,433	5,800	41.9%

*	Maximum amounts of remuneration allowed per accrual basis
*	‘Total Compensation’ of 2024, which includes short-term and long-term performance incentives based on 2023 performance, was lower than usual due to the replacement of directors during 2023.

Report on Operating Status of Internal Control over Financial Reporting

To be presented at the meeting

Report on Treasury Share Ownership and Utilization Plan

Pursuant to Article 48-2(Treasury Stock Report) of KT’s Articles of Incorporation, KT shall report the purpose of treasury share ownership and utilization plan at the annual general shareholder’s meetings.

Treasury Share Ownership

During FY2024, the Company acquired 695,775 treasury shares and disposed or cancelled 5,954,374 treasury shares. As of December 31, 2024, the Company holds 6,188,739 treasury shares.

Treasury Share Utilization Plan

KT plans to utilize treasury shares as employee performance incentives, including long-term incentives for outside directors and executive officers, and as incentives to attract skilled talent. Treasury shares will also be used to enhance corporate and shareholder value through cancellation or strategic partnerships/investments for strengthening AICT capabilities.

Concrete utilization plans will be disclosed after the Board of Directors’ resolution.

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the AGM is December 31, 2024. As of this date, the total number of KT shares issued was 252,021,685. The number of common shares, excluding treasury shares, entitled to exercise voting rights is 245,832,946 shares.

•	Method of Resolution

Pursuant to the provisions of the Commercial Act, Agenda No. 1, 3, 4, 5 shall be passed by the majority of votes cast by shareholders present at the meeting and at least one-fourth of total shares entitled to vote. Agenda No. 2 shall be passed by at least two-thirds of votes cast by shareholders present at the meeting and at least one-third of total shares entitled to vote.

Agenda No. 1

Approval of Financial Statements for the 43rd Fiscal Year

Pursuant to Article 449 of the Commercial Act (Approval and Public Notice of Financial Statements), approval of the financial statements for the 43rd fiscal year is hereby requested.

Background Information

The consolidated and separate financial statements included below have not yet been audited and remain subject change following the audit process of independent auditors. The audit report for the 43rd fiscal year based on K-IFRS standards, including audited financial statements and the respective accompanying notes, will be uploaded on the Company’s website(https://corp.kt.com/eng/html/investors/financial/audit_01.html).

From fiscal years 2021 to 2023, the Company received an unqualified opinion from the Company’s independent auditors.

KT Corporation and Its Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	December 31, 2024		December 31, 2023
Assets

Current assets
Cash and cash equivalents	₩	3,716,680	₩	2,879,554
Trade and other receivables, net		6,147,456		7,170,289
Other financial assets		1,344,248		1,440,200
Current tax assets		1,213		3,299
Inventories, net		940,209		912,262
Other current assets		2,102,131		2,112,553

Total current assets		14,251,937		14,518,157

Non-current assets
Trade and other receivables, net		1,540,727		1,404,168
Other financial assets		2,759,170		2,724,761
Property and equipment, net		14,825,814		14,872,079
Right-of-use assets		1,212,770		1,304,963
Investment properties, net		2,299,616		2,198,135
Intangible assets, net		1,862,740		2,533,861
Investments in associates and joint ventures		1,562,232		1,556,889
Deferred income tax assets		671,609		608,924
Net defined benefit assets		49,351		160,748
Other non-current assets		843,991		827,297

Total non-current assets		27,628,020		28,191,825

Total assets	₩	41,879,957	₩	42,709,982

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	December 31, 2024		December 31, 2023
Liabilities

Current liabilities
Trade and other payables	₩	7,394,791	₩	8,054,922
Borrowings		3,904,752		3,058,564
Other financial liabilities		351,632		322,099
Current income tax liabilities		123,145		236,463
Other provisions		112,530		115,209
Deferred income		62,247		51,537
Other current liabilities		1,925,637		1,308,615

Total current liabilities		13,874,734		13,147,409

Non-current liabilities
Trade and other payables		578,409		819,558
Borrowings		6,615,938		7,159,601
Other financial liabilities		722,517		753,739
Net defined benefit liabilities		128,457		63,616
Other provisions		111,877		107,014
Deferred income		148,960		153,563
Deferred income tax liabilities		919,996		994,330
Other non-current liabilities		782,520		950,015

Total non-current liabilities		10,008,674		11,001,436

Total liabilities		23,883,408		24,148,845

Equity attribute to owners of the Controlling Company
Share capital		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		13,779,776		14,494,430
Accumulated other comprehensive income		63,729		52,407
Other components of equity		(637,560)		(802,418)

		16,210,702		16,749,176
Non-controlling interest		1,785,847		1,811,961

Total equity		17,996,549		18,561,137

Total liabilities and equity	₩	41,879,957	₩	42,709,982

KT Corporation and Its Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2024 and 2023

(In millions of Korean won, except per share amounts)	2024		2023
Operating Revenue	₩	26,431,204	₩	26,376,273
Operating Expenses		25,621,733		24,726,499

Operating Profit		809,471		1,649,774
Other income		344,829		308,044
Other expenses		501,055		507,904
Finance income		917,650		486,277
Finance costs		994,781		568,682
Share of net profits (losses) of associates and joint ventures		8,587		(43,424)

Profit before Income Tax		584,701		1,324,085
Income tax expense		167,607		335,367

Profit for the Year	₩	417,094	₩	988,718

Profit for the Year Attributable to:
Owners of the Parent Company	₩	470,286	₩	1,009,861
Non-controlling interests		(53,192)		(21,143)

Earnings per share attributable to the equity holders of the Parent Company during the year (in Korean won):
Basic earnings per share	₩	1,908	₩	4,043
Diluted earnings per share		1,906		4,038

KT Corporation and Its Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	2024		2023
Profit for the year	₩	417,094	₩	988,718

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities		(117,057)		(137,465)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures		(490)		(105)
Valuation gains on equity instruments at fair value through other comprehensive income		(8,600)		121,271
Items that are or may be subsequently reclassified to profit or loss:
Gain (Loss) on valuation of debt instruments at fair value through other comprehensive income		998		534
Valuation gains (losses) on cash flow hedges		272,802		15,329
Other comprehensive income from cash flow hedges reclassified to profit or loss		(285,954)		(37,942)
Share of other comprehensive income of associates and joint ventures		4,011		21,595
Exchange differences on translation of foreign operations		44,095		24,230
Other comprehensive income (loss) for the period, net of tax		(90,195)		7,447

Total comprehensive income for the year	₩	326,899	₩	996,165

Total comprehensive income for the year attributable to:
Owners of the Parent Company	₩	354,279	₩	1,013,535
Non-controlling interests		(27,380)		(17,370)

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

	Attributable to owners of the Controlling Company
(In millions of Korean won)	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income		Other components of equity		Total	Non-controlling interest	Total equity
Balance as of January 1, 2023	₩1,564,499	₩1,440,258	₩14,257,343	₩	(77,776)	₩	(572,152)	₩16,612,172	₩1,802,551	₩18,414,723
Comprehensive income
Profit for the year	—	—	1,009,861		—		—	1,009,861	(21,143)	988,718
Remeasurements of net defined benefit liabilities	—	—	(126,613)		—		—	(126,613)	(10,852)	(137,465)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures	—	—	(118)		—		—	(118)	13	(105)
Share of other comprehensive income of associates and joint ventures	—	—	—		15,775		—	15,775	5,820	21,595
Valuation gains (losses) on cash flow hedges	—	—	—		(22,252)		—	(22,252)	(361)	(22,613)
Valuation gains on financial instruments at fair value through other comprehensive income	—	—	222		126,028		—	126,250	(4,445)	121,805
Exchange differences on translation of foreign operations	—	—	—		10,632		—	10,632	13,598	24,230

Total comprehensive income for the year	—	—	883,352		130,183		—	1,013,535	(17,370)	996,165

Transactions with owners
Dividends paid by the Parent Company	—	—	(501,844)		—		—	(501,844)	—	(501,844)
Dividends paid to non-controlling interest of subsidiaries	—	—	—		—		—	—	(24,964)	(24,964)
Change in Consolidation Scope	—	—	—		—		—	—	(79,134)	(79,134)
Change in ownership interests in subsidiaries	—	—	—		—		216,841	216,841	128,526	345,367
Appropriation of retained earnings related to loss on disposal of treasury stock	—	—	(44,421)		—		44,421	—	—	—
Acquisition of treasury stock	—	—	—		—		(300,243)	(300,243)	—	(300,243)
Disposal of treasury stock	—	—	—		—		4,463	4,463	—	4,463
Retirement of treasury stocks	—	—	(100,000)		—		100,000	—	—	—
Recognition of obligation to purchase own equity instruments	—	—	—		—		(298,196)	(298,196)	—	(298,196)
Others							2,448	2,448	2,352	4,800

Subtotal	—	—	(646,265)		—		(230,266)	(876,531)	26,780	(849,751)

Balance as of December 31, 2023	₩1,564,499	₩1,440,258	₩14,494,430	₩	52,407	₩	(802,418)	₩16,749,176	₩1,811,961	₩18,561,137

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

	Attributable to owners of the Controlling Company
(In millions of Korean won)	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income		Other components of equity		Total	Non-controlling interest	Total equity
Balance as of January 1, 2024	₩1,564,499	₩1,440,258	₩14,494,430	₩	52,407	₩	(802,418)	₩16,749,176	₩1,811,961	₩18,561,137
Comprehensive income
Profit for the year	—	—	470,286		—		—	470,286	(53,192)	417,094
Remeasurements of net defined benefit liabilities	—	—	(113,423)		—		—	(113,423)	(3,634)	(117,057)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures	—	—	(482)		—		—	(482)	(8)	(490)
Share of other comprehensive income of associates and joint ventures	—	—	—		3,723		—	3,723	288	4,011
Valuation gains (losses) on cash flow hedges	—	—	—		(12,817)		—	(12,817)	(335)	(13,152)
Valuation gains on financial instruments at fair value through other comprehensive income	—	—	(13,424)		6,917		—	(6,507)	(1,095)	(7,602)
Exchange differences on translation of foreign operations	—	—	—		13,499		—	13,499	30,596	44,095

Total comprehensive income for the year	—	—	342,957		11,322		—	354,279	(27,380)	326,899

Transactions with owners
Dividends paid by the Parent Company	—	—	(482,970)		—		—	(482,970)	—	(482,970)
Interim Dividends paid by the Parent Company	—	—	(368,685)		—		—	(368,685)	—	(368,685)
Dividends paid to non-controlling interest of subsidiaries	—	—	—		—		—	—	(20,578)	(20,578)
Change in Consolidation Scope	—	—	—		—		—	—	20	20
Change in ownership interests in subsidiaries	—	—	—		—		(20,367)	(20,367)	22,181	1,814
Acquisition of treasury stock	—	—	—		—		(27,100)	(27,100)	—	(27,100)
Disposal of treasury stock	—	—	—		—		4,009	4,009	—	4,009
Retirement of treasury stocks	—	—	(205,956)		—		205,956	—	—	—
Others							2,360	2,360	(357)	2,003

Subtotal	—	—	(1,057,611)		—		164,858	(892,753)	1,266	(891,487)

Balance as of December 31, 2024	₩1,564,499	₩1,440,258	₩13,779,776	₩	63,729	₩	(637,560)	₩16,210,702	₩1,785,847	₩17,996,549

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	2024		2023
Cash flows from operating activities
Cash generated from operations	₩	5,349,248	₩	5,747,195
Interest paid		(394,162)		(361,741)
Interest received		385,672		360,614
Dividends received		75,613		60,987
Income tax paid		(350,575)		(303,766)

Net cash inflow from operating activities		5,065,796		5,503,289

Cash flows from investing activities
Collection of loans		34,510		53,885
Disposals of financial assets at fair value through profit or loss		122,497		90,487
Disposal of financial assets at amortized cost		1,633,074		1,543,663
Disposals of financial assets at fair value through other comprehensive income		37,134		306
Disposals of investments in associates and joint ventures		21,981		6,890
Disposals of property, equipment and investment properties		103,295		178,063
Disposals of intangible assets		6,955		20,088
Disposals of right-of-use assets		186		97
Disposals of derivatives		—		—
Increase in cash due to consolidation scope change		9,847		46,642
Loans granted		(30,099)		(37,771)
Acquisitions of financial assets at fair value through profit or loss		(172,476)		(220,989)
Acquisitions of financial assets at amortized cost		(1,187,651)		(1,875,525)
Acquisitions of financial assets at fair value through other comprehensive income		(400)		(10,267)
Acquisitions of investments in associates and joint ventures		(49,399)		(106,389)
Acquisitions of property and equipment and investment properties		(2,909,481)		(3,692,972)
Acquisitions of intangible assets		(438,653)		(478,685)
Acquisitions of right-of-use assets		(16,447)		(1,065)
Decrease in cash due to consolidation scope change		(10,310)		(51,561)

Net cash outflow from investing activities		(2,845,437)		(4,535,103)

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	2024		2023
Cash flows from financing activities
Proceeds from borrowings		4,597,704		5,381,231
Cash inflow under derivatives contracts		81,443		48,183
Cash inflow from transactions with non-controlling shareholders		812		632,776
Cash inflow from other financing activities		10,442		2,082
Repayments of borrowings		(4,732,931)		(5,275,113)
Dividends paid		(872,350)		(526,826)
Decrease in lease liabilities		(414,172)		(407,051)
Cash outflow under derivatives contracts		(855)		—
Acquisition of treasury stock		(27,100)		(300,086)
Cash outflow from transactions with non-controlling shareholders		(32,124)		(7,988)
Cash outflow from other financing activities		(922)		—

Net cash inflow (outflow) from financing activities		(1,390,053)		(452,792)

Effect of exchange rate change on cash and cash equivalents		6,820		503

Net increase (decrease) in cash and cash equivalents		837,126		515,897
Cash and cash equivalents
Beginning of the year		2,879,554		2,449,062

End of the year	₩	3,716,680	₩	2,964,959

KT CORPORATION

Separate Statements of Financial Position

December 31, 2024 and 2023

(in millions of Korean won)	December 31, 2024		December 31, 2023
Assets

Current assets
Cash and cash equivalents	₩	1,540,570	₩	1,242,005
Trade and other receivables, net		2,904,846		3,190,269
Other financial assets		262,547		279,451
Inventories, net		224,678		368,117
Other current assets		1,959,960		2,008,723

Total current assets		6,892,601		7,088,565

Non-current assets
Trade and other receivables, net		309,106		370,717
Other financial assets		2,175,177		2,134,324
Property and equipment, net		11,477,680		11,492,776
Right-of-use assets		896,299		976,625
Investment properties, net		1,114,379		1,191,592
Intangible assets, net		1,104,680		1,487,848
Investments in subsidiaries, associates and joint ventures		4,831,186		4,796,606
Net defined benefit assets		—		60,590
Other non-current assets		727,772		709,276

Total non-current assets		22,636,279		23,220,354

Total assets	₩	29,528,880	₩	30,308,919

KT Corporation

Separate Statements of Financial Position

December 31, 2024 and 2023

(in millions of Korean won)	December 31, 2024		December 31, 2023
Liabilities
Current liabilities
Trade and other payables	₩	4,326,079	₩	4,232,377
Borrowings		2,434,204		1,725,234
Other financial liabilities		—		660
Current income tax liabilities		32,057		148,136
Provisions		90,413		91,861
Deferred income		52,257		39,618
Other current liabilities		698,209		719,605

Total current liabilities		7,633,219		6,957,491

Non-current liabilities
Trade and other payables		479,416		739,766
Borrowings		5,437,715		5,834,699
Other financial liabilities		28		23,819
Net defined benefit liabilities		51,082		—
Provisions		96,059		90,493
Deferred income		136,382		145,334
Deferred income tax liabilities		728,863		796,087
Other non-current liabilities		545,976		677,691

Total non-current liabilities		7,475,521		8,307,889

Total liabilities		15,108,740		15,265,380

Equity
Share capital		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		11,717,929		12,544,425
Accumulated other comprehensive income		86,478		64,229
Other components of equity		(389,024)		(569,872)

Total equity		14,420,140		15,043,539

Total liabilities and equity	₩	29,528,880	₩	30,308,919

KT CORPORATION

Separate Statements of Profit or Loss

Years Ended December 31, 2024 and 2023

(in millions of Korean won, except per share amounts)	2024		2023
Operating revenue	₩	18,579,678	₩	18,371,437
Operating expenses		18,233,189		17,186,045

Operating profit		346,489		1,185,392
Other income		349,026		327,527
Other expenses		262,705		319,586
Finance income		757,321		381,151
Finance costs		786,334		419,210

Profit before income tax		403,797		1,155,274
Income tax expense		76,881		221,937

Profit for the year	₩	326,916	₩	933,337

Earnings per share
Basic earnings per share	₩	1,329	₩	3,741
Diluted earnings per share		1,329		3,739

KT CORPORATION

Separate Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	2024		2023
Profit for the year	₩	326,916	₩	933,337

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(82,380)		(90,272)
Gain on valuation of equity instruments at fair value through other comprehensive income		19,611		158,245
Items that may be subsequently reclassified to profit or loss:
Gain (loss) on valuation of debt instruments at fair value through other comprehensive income		869		(26)
Valuation gain on cash flow hedges		266,775		16,030
Other comprehensive loss from cash flow hedges reclassified to profit or loss		(278,427)		(37,126)

Total other comprehensive income (loss)	₩	(73,552)	₩	46,851

Total comprehensive income for the year	₩	253,364	₩	980,188

KT CORPORATION

Separate Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2023	₩	1,564,499	₩	1,440,258	₩	12,347,403	₩	(72,672)	₩	(421,408)	₩	14,858,080
Comprehensive income
Profit for the year		—		—		933,337		—		—		933,337
Loss on valuation of financial assets at fair value through other comprehensive income		—		—		222		157,997		—		158,219
Remeasurements of net defined benefit liabilities		—		—		(90,272)		—		—		(90,272)
Valuation gain on cash flow hedge		—		—		—		(21,096)		—		(21,096)

Total comprehensive income for the year		—		—		843,287		136,901		—		980,188

Transactions with equity holders										—		—
Dividends paid		—		—		(501,844)		—		—		(501,844)
Appropriation of retained earnings related to loss on disposal of treasury stock		—		—		(44,421)		—		44,421		—
Acquisition of treasury stock		—		—		—		—		(300,243)		(300,243)
Disposal of treasury stock		—		—		—		—		4,463		4,463
Retirement of treasury stock		—		—		(100,000)		—		100,000		—
Others		—		—		—		—		2,895		2,895

Balance at December 31, 2023	₩	1,564,499	₩	1,440,258	₩	12,544,425	₩	64,229	₩	(569,872)	₩	15,043,539

Balance at January 1, 2024	₩	1,564,499	₩	1,440,258	₩	12,544,425	₩	64,229	₩	(569,872)	₩	15,043,539
Comprehensive income
Profit for the year		—		—		326,916		—		—		326,916
Gain on valuation of financial assets at fair value through other comprehensive income		—		—		(13,421)		33,901		—		20,480
Remeasurements of net defined benefit liabilities		—		—		(82,380)		—		—		(82,380)
Valuation loss on cash flow hedge		—		—		—		(11,652)		—		(11,652)

Total comprehensive income for the year		—		—		231,115		22,249		—		253,364

Transactions with equity holders										—
Dividends paid		—		—		(482,970)		—		—		(482,970)
Interim Dividends paid		—		—		(368,685)		—		—		(368,685)
Acquisition of treasury stock		—		—		—		—		(27,100)		(27,100)
Disposal of treasury stock		—		—		—		—		4,009		4,009
Retirement of treasury stock		—		—		(205,956)		—		205,956		—
Others		—		—		—		—		(2,017)		(2,017)

Balance at December 31, 2024	₩	1,564,499	₩	1,440,258	₩	11,717,929	₩	86,478	₩	(389,024)	₩	14,420,140

KT CORPORATION

Separate Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	2024		2023
Cash flows from operating activities
Cash generated from operations	₩	4,090,433	₩	4,657,805
Interest paid		(255,164)		(246,516)
Interest received		203,049		191,289
Dividends received		103,297		115,324
Income tax paid		(219,612)		(165,648)

Net cash inflow from operating activities		3,922,003		4,552,254

Cash flows from investing activities
Collection of loans		33,415		36,724
Disposal of current financial instruments at amortized cost		378,030		343,231
Disposal of financial assets at fair value through profit or loss		23,482		4,155
Disposal of financial assets at fair value through other comprehensive income		37,134		306
Disposal of investments in subsidiaries, associates and joint ventures		27,924		73,556
Disposal of property and equipment		50,669		30,010
Disposal of intangible assets		2,416		2,860
Disposal of right-of-use assets		186		458
Loans granted		(30,353)		(30,107)
Acquisition of financial instruments at amortized cost		(80,460)		(304,450)
Acquisition of financial assets at fair value through profit or loss		(15,367)		(46,437)
Acquisition of financial assets at fair value through other comprehensive income		—		(10,267)
Acquisition of investments in subsidiaries, associates and joint ventures		(150,395)		(49,032)
Acquisition of property and equipment		(2,362,186)		(2,928,008)
Acquisition of intangible assets		(277,102)		(311,317)
Acquisition of right-of-use assets		(728)		(926)

Net cash outflow from in investing activities		(2,363,335)		(3,189,244)

Cash flows from financing activities
Proceeds from borrowings and bonds		1,643,842		2,207,827
Settlement of derivative instruments (inflow)		80,410		46,526
Dividend paid		(851,655)		(501,844)
Repayments of borrowings and debentures		(1,758,123)		(2,206,730)
Settlement of derivative instruments (outflow)		(855)		—
Acquisition of treasury stock		(27,100)		(300,086)
Decrease in lease liabilities		(346,868)		(333,042)

Net cash outflow from financing activities		(1,260,349)		(1,087,349)

Effect of exchange rate change on cash and cash equivalents		246		37

Net increase in cash and cash equivalents		298,565		275,698
Cash and cash equivalents
Beginning of the year		1,242,005		966,307

End of the year	₩	1,540,570	₩	1,242,005

Agenda No. 2

Amendment to the Articles of Incorporation

In order to improve the dividend payment and corporate bond issuance procedures, approval of the following changes to the Articles of Incorporation is requested.

Agenda No. 2-1, Change of Record Date for Quarterly Dividends

Before Amendment	After Amendment	Purpose

Article 49-2. (Quarterly Dividends)

① The Company may pay quarterly dividends in cash to the Shareholders who hold the shares at the end of March, June or September from the commencement of the fiscal year by a resolution of the Board of Directors.

② The dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders.

③ All matters, including the limitation on the amount and specific method of the quarterly dividends referred to in Paragraph (1), shall comply with relevant laws including Financial Investment Services and Capital Markets Act.

④ The dividends referred to in Paragraph (1) shall be subject to Paragraph (6) of Article 49.

Article 49-2. Quarterly Dividends

① The Company may determine quarterly dividends in cash within forty five(45) days from the end of the third, sixth and ninth month from the commencement of the fiscal year by a resolution of the Board of Directors.

② The dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders as of the record date determined by the Board of Directors.

③ If the Company determines the record date, it shall publicly be announced two weeks prior to the record date.

④ All matters, including the limitation on the amount and payment schedule of the quarterly dividends referred to in Paragraph (1), shall comply with relevant laws, including Financial Investment Services and Capital Markets Act.

⑤ The dividends referred to in Paragraph (1) shall be subject to Paragraph (6) of Article 49.

To improve the quarterly dividend procedure so that investors are informed of the dividend amount prior to making investment decisions

Agenda No. 2-2, Change of Resolution Method for Issuing Corporate Bonds

Before Amendment	After Amendment	Purpose

Article 17. (Applicable Provisions regarding Issuance of Bonds) The provisions of Articles 12 shall apply mutatis mutandis to the issuance of bonds.

Article 17. (Issuance of Bonds)

① The Board of Directors shall make a resolution on the issuance of bonds, but may delegate to the Representative Director the determination of details including the amount and type of bonds, within a period not exceeding one year

② The provisions of Articles 12 shall apply mutatis mutandis to the issuance of bonds.

To introduce ‘annual corporate bond issuance limit’ to proactively respond to changes in the financial market, resolved by the Board of Directors, and to delegate the determination of details of each issuance to the Representative Director

Addendum

Before Amendment	After Amendment	Purpose

(New)

ADDENDUM (March 31, 2025)

Article 1. (Enforcement Date)

These Articles of Incorporation shall become effective from the date on which a resolution on the foregoing amendments is adopted at the General Meeting of Shareholders. However, the amended provisions of Article 49-2 shall become effective from April 1, 2025.

To resolve any confusion regarding the record date for the first quarter dividend in 2025, the record date for the first quarter dividend shall remain March 31.

Agenda No. 3 Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of the Commercial Act, Article 25(Election of the Representative Director and Directors) and Article 42(Director Candidate Recommendation Committee) of the Articles of Incorporation, approval of the election of directors is hereby requested.

At the 43rd Annual General Meeting of Shareholders, a total of 4 directors are to be elected. Please refer to the details below.

•	Director Candidate Selection Process

According to the Company’s Articles of Incorporation, the Director Candidate Recommendation Committee must consist of all outside directors, excluding outside director candidates. The Committee nominates outside director candidates for appointment at the Annual General Shareholders’ Meeting. The detailed process is as follows:

•	Overview of Director Candidates

Agenda	Name of Candidate	Date of Birth	Gender	Outside Director Candidate	New Appoint- ment	Relationship with Largest Shareholder	Recommended by
3-1	Woo-Young Kwak	1956.09.03	Male	O	No	None	Director Candidate Recommendation Committee
3-2	Seongcheol Kim	1964.06.12	Male	O	No
3-3	Seung Hoon Lee	1962.12.25	Male	O	No
3-4	Yong-Hun Kim	1955.03.29	Male	O	No

The term of office for all 4 outside directors is until the AGM in 2028.

•	Compliance and Eligibility Status of Candidates

Agenda	Name of Candidate	Tax Delinquency	Management of Insolvent Company	Grounds for Disqualification
3-1	Woo-Young Kwak	None	None	None
3-2	Seongcheol Kim	None	None	None
3-3	Seung Hoon Lee	None	None	None
3-4	Yong-Hun Kim	None	None	None

•	Board of Directors Composition

Gender shown in parentheses ( ), director candidates are indicated in bold, and ‘*’ indicates members of the Audit Committee

Before the 43rd AGM		After the 43rd AGM
Inside Directors	Outside Directors	Inside Directors	Outside Directors
Young Shub Kim (M)	Jong Soo Yoon (M)	Young Shub Kim (M)	Jong Soo Yoon (M)
Chang-Seok Seo (M)	Yong-Hun Kim (M)* YangHee Choi (M) Woo-Young Kwak (M) Yeong Kyun Ahn (M)* Seung Hoon Lee (M)* Seongcheol Kim (M) Seung Ah Theresa Cho (F)*	Chang-Seok Seo (M)	Yong-Hun Kim (M)* YangHee Choi (M) Woo-Young Kwak (M) Yeong Kyun Ahn (M)* Seung Hoon Lee (M)* Seongcheol Kim (M)* Seung Ah Theresa Cho (F)*

•	Committees of the Board (as of March 10, 2025)

Name/Committee	Corporate Governance Committee	Audit Committee	Evaluation and Compensation Committee	Related-Party Transactions Committee	Sustainability Management Committee	Director Candidate Recommendation Committee (DCRC)
Young Shub Kim
Chang-Seok Seo					O
Jong Soo Yoon			O	O	O	O (Chair)
Yong-Hun Kim		O		O		O*
YangHee Choi	O (Chair)		O		O (Chair)	O
Woo-Young Kwak	O			O (Chair)	O	O*
Yeong Kyun Ahn		O (Chair)		O		O
Seung Hoon Lee	O	O				O*
Seongcheol Kim	O		O (Chair)		O	O*
Seung Ah Theresa Cho		O	O			O

* Outside director candidates for this AGM who have been excluded from the DCRC for this election due to conflict of interest

Agenda No. 3-1, Woo-Young Kwak (Outside Director Candidate)

Name of Candidate	Woo-Young Kwak
Main Occupation	Former Head of Vehicle IT Development Center, Hyundai Motor Company (Executive Vice President)
Professional Background	2022 – present 2018 – 2023 2013 – 2016 2012 – 2015 2010 – 2012

Member of POSCO TJ Park Prize Technology Award Selection Committee, POSCO TJ Park Foundation

Visiting Professor at Graduate School of Engineering Practice, Seoul National University

Chairman of the Vehicle IT Convergence Innovation Center, Ministry of Trade, Industry and Energy

Executive Vice President, Vehicle IT Development Center, Hyundai Motor Company

Executive Vice President, Advanced Research Institute, LG Electronics

Transactions with the Company within the past three years	None
First Appointed	June 2023
Other Board Service	None

•	Candidate’s Plan as Outside Director

As an ICT expert, I will provide technical insights to ensure KT’s continuous growth and enhance global competitiveness. I will focus on discovering and nurturing the fields of autonomous driving and artificial intelligence. I will offer advice on realizing autonomous driving, a core technology for next-generation network construction and future smart mobility, and contribute to expanding KT’s role as a cloud-based information provider. Ultimately, I will leverage fixed-line and wireless communication networks and various data within the company to provide specialized AI services tailored to each industry sector, thereby discovering new business areas and driving KT’s growth.

•	Rationale for Recommendation

Candidate Woo-Young Kwak is an ICT expert with extensive knowledge and successful experience in mobile devices, network equipment, and connected cars at LG Electronics and Hyundai Motor Company. Since June 2023, he has been serving as an outside director at KT, providing valuable advice to help KT innovate as an AICT company. He has actively contributed to risk management by offering technical improvements and preemptive measures for various issues related to business and services. He is expected to keep an eye on tech trends and suggest suitable strategies to help KT grow, which is why he is a strong candidate for the outside director position.

Agenda No. 3-2, Seongcheol Kim (Outside Director Candidate)

Name of Candidate	Seongcheol Kim
Main Occupation	Professor at Korea University School of Media & Communication
Professional Background	2008 – present 2016 – present 2016 – present 2022 – 2024 2023 – 2024

Professor at Korea University School of Media & Communication

Director, International Telecommunications Society (ITS)

Advisory Board Member, International Media Management Academic Association (IMMAA)

Outside senior director, Korea Communications Agency (KCA)

Member of Media and Content Industry Convergence Development Committee, Prime Minister’s Office

Transactions with the Company within the past three years	None
First Appointed	June 2023
Other Board Service	Outside director of Studio Dragon Corporation

•	Candidate’s Plan as Outside Director

Drawing on my extensive experience as an advisor to domestic companies, government bodies, academic societies, research institutions, and government-affiliated committees, I will provide deep insights into a wide range of areas, including changes and strategies in the broadcasting, telecommunications, and media industries, as well as government regulations. With my background in leading research in the media industry and digital business fields, and my broad global network of experts, I will support KT in creating new business opportunities through industry convergence. Specifically, I will propose bold strategies to enhance the global competitiveness of platform businesses and work towards regulatory easing and alignment with government promotion policies.

•	Rationale for Recommendation

Candidate Seongcheol Kim is an expert in risk and regulatory fields, with extensive experience in both corporate and government sectors. He has conducted empirical research on various topics such as market changes in the ICT industry, telecommunications business strategies, and government regulations. He has provided insights on the evolution of the ICT business ecosystem and securing global competitiveness to governments and industries both domestically and internationally. Since June 2023, he has been serving as an outside director at KT, significantly contributing to KT’s innovation and strategic direction. With his rich experience and knowledge in ICT and media management, he is expected to continue to be a great asset in shaping the company’s strategic direction and managing risks, making him a recommended candidate for outside director.

Agenda No. 3-3, Seung Hoon Lee (Outside Director Candidate)

Name of Candidate	Seung Hoon Lee
Main Occupation	Steering committee member at KIC(Korea Investment Corporation)
Professional Background	2024 – present 2019 – 2024 2021 – 2022 2010 – 2012 2000 – 2004

Steering committee member, KIC(Korea Investment Corporation)

Global Department Representative Partner, KCGI (Korea Corporate Governance Improvement)

ESG Department Representative, K Global Asset Management

Executive Vice President, M&A Department, SK Telecom and SK Gas

Head of Korea research, UBS and JP Morgan Chase

Transactions with the Company within the past three years	None
First Appointed	June 2023
Other Board Service	Director of Kyung Hee University System

•	Candidate’s Plan as Outside Director

I will strive to ensure transparent and fair decision-making by balancing the interests of various stakeholders, including shareholders, employees, and customers, to enhance KT’s corporate value. To this end, I will provide independent opinions in the board of directors and faithfully perform the role of a mediator for the company’s sustainable growth. By verifying the financial investment feasibility of board/committee agendas and reviewing the business portfolio direction and financial aspects at the group level, I will contribute to enhancing KT’s corporate value. Additionally, I will work to fully reflect the views of shareholders and the market to ensure the smooth transition of the business structure to an AICT Company.

•	Rationale for Recommendation

Candidate Seung Hoon Lee is a financial expert who has served as the head of the Korea Research Center at UBS and JP Morgan, being recognized as the best analyst in the Korean stock market by Asiamoney. He has also served as the head of the M&A division at SK Corporation, leading the transition to a holding company structure, and as the head of the global division at a private equity fund, achieving outstanding results in corporate governance improvement and corporate value enhancement. Since late June 2023, he has been serving as an outside director/Audit Committee member at KT, contributing significantly to the increase in KT’s corporate value (market capitalization) through various activities such as investment feasibility analysis, business portfolio improvement from a financial perspective, and global business strategy. He is considered a suitable candidate for outside director, expected to contribute greatly to the development of global strategies, sustainable growth strategies, and shareholder value enhancement.

Agenda No. 3-4, Yong-Hun Kim (Outside Director Candidate)

Name of Candidate	Yong-Hun Kim

Main Occupation	Lawyer at DR & Aju Law Group

Professional Background	2018 – present 2018 – present 2023 – present 2020 – 2023 2013 – 2017

Chair Professor of Law, Sejong University

Lawyer, Daeryook & Aju Law Firm

Vice Chairman of Community Chest of Korea (Fruit of Love)

Audit Committee member, HJ Shipbuilding & Construction

Secretary General, Constitutional Court of Korea

Transactions with the Company within the past three years

Advisory Contract between Daeryook & Aju Law Firm and KT (approximately 90 million KRW over 3 years): No transactions related to the individual

* Legal advisory services are transactions between the Company and DR & Aju Law Group, unrelated to the candidate himself, thus it does not constitute grounds for disqualification as an outside director under the Commercial Act

First Appointed	March 2022

Other Board Service	None

•	Candidate’s Plan as Outside Director

As a legal expert, I will strengthen the legal stability and transparency of the board/committee decision-making process and ensure that the company’s internal control and compliance systems operate effectively. By analyzing risks in advance during major decision-making processes, I will provide legal advice to the management and the Board of Directors and review the validity and sustainability of board/committee agendas from a balanced perspective. I will play a role in ensuring legal safety as KT advances as a leading AICT company, harmonizing innovation and challenges.

•	Rationale for Recommendation

Candidate Yong-Hun Kim is a top-level legal expert who has held major judicial positions such as Chief Judge of the Daejeon District Court and Chief Judge of the Gwangju High Court. He has also demonstrated excellent capabilities in organizational management and stakeholder coordination, having served as Secretary General of the Constitutional Court and Secretary General of the Association of Asian Constitutional Courts and Equivalent Institutions. Since March 2022, he has been serving as an outside director at KT, contributing to enhancing corporate management transparency through the improvement of internal control systems and strengthening compliance. With his legal insights and crisis management experience, he is considered a suitable candidate for outside director, expected to support future innovation through legal risk management as KT advances as an AICT company.

Agenda No. 4 Election of Members of Audit Committee

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Act, approval of the election of the members of the Audit Committee is hereby requested.

At this Annual General Meeting of Shareholders, three outside directors will be elected to serve as members of the Audit Committee.

•	Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Korean Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of members of the Audit Committee (Agenda No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares are not entitled to exercise any voting rights exceeding the “3% limit”.

•	Overview of Audit Committee Member Candidates

Agenda	Name of Candidate	Date of Birth	Gender	Outside Director	New Appointment	Relationship with Largest Shareholder	Recommended by
4-1	Seongcheol Kim	1964.06.12	Male	O	Yes	None	Board of Directors
4-2	Seung Hoon Lee	1962.12.25	Male	O	No
4-3	Yong-Hun Kim	1955.03.29	Male	O	No

The term of office for all 3 Audit Committee member candidates is until the AGM in 2028.

•	Compliance and Eligibility Status of Candidates

Agenda	Name of Candidate	Tax Delinquency	Management of Insolvent Company	Grounds for Disqualification
4-1	Seongcheol Kim	None	None	None
4-2	Seung Hoon Lee	None	None	None
4-3	Yong-Hun Kim	None	None	None

Agenda No. 4-1, Seongcheol Kim (Audit Committee Member Candidate)

Name of Candidate	Seongcheol Kim

Main Occupation	Professor at Korea University School of Media & Communication

Professional Background	2008 – present 2016 – present 2016 – present 2022 – 2024 2023 – 2024

Professor at Korea University School of Media & Communication

Director, International Telecommunications Society (ITS)

Advisory Board Member, International Media Management Academic Association (IMMAA)

Outside senior director, Korea Communications Agency (KCA)

Member of Media and Content Industry Convergence Development Committee, Prime Minister’s Office

Transactions with the Company within the past three years	None

First Appointed	—

Other Board Service	Outside director of Studio Dragon Corporation

•	Rationale for Recommendation

Candidate Seongcheol Kim has extensive experience in both the private and public sectors, having worked at private companies, Seoul City Hall, KAIST, and Korea University. He has also served as an outside director and Audit Committee member for various companies, as well as a government advisor, effectively coordinating issues in both corporate and public institutions.

As an outside director of KT, he has played a crucial role in maintaining the balance of the management for KT’s sustainable growth, based on principles and conviction. He is a risk management expert with a deep understanding of the ICT industry and internal controls, expected to solidify corporate governance transparency and accountability. For these reasons, he is recommended as a suitable candidate for the Audit Committee, possessing both independence and expertise.

Agenda No. 4-2, Seung Hoon Lee (Audit Committee Member Candidate)

Name of Candidate	Seung Hoon Lee
Main Occupation	Steering committee member at KIC(Korea Investment Corporation)
Professional Background	2024 – present 2019 – 2024 2021 – 2022 2010 – 2012 2000 – 2004

Steering committee member, KIC(Korea Investment Corporation)

Global Department Representative Partner, KCGI (Korea Corporate Governance Improvement)

ESG Department Representative, K Global Asset Management

Executive Vice President, M&A Department, SK Telecom and SK Gas

Head of Korea research, UBS and JP Morgan Chase

Transactions with the Company within the past three years	None
First Appointed	June 2023
Other Board Service	Director of Kyung Hee University System

•	Rationale for Recommendation

Candidate Seung Hoon Lee is a finance expert with high expertise in corporate valuation and financial risk management. He is recommended as a suitable candidate for the KT Audit Committee, where he can meticulously review the appropriateness of investments and management activities and enhance transparency.

As a global finance and corporate M&A expert, he is expected to proactively monitor and prevent various financial and strategic risks that may arise during KT’s future growth strategy implementation. Therefore, he is recommended as a candidate for the Audit Committee.

Agenda No. 4-3, Yong-Hun Kim (Audit Committee Member Candidate)

Name of Candidate	Yong-Hun Kim
Main Occupation	Lawyer at DR & Aju Law Group
Professional Background	2018 – present 2018 – present 2023 – present 2020 – 2023 2013 – 2017

Chair Professor of Law, Sejong University

Lawyer, DR & Aju Law Group

Vice Chairman of Community Chest of Korea (Fruit of Love)

Audit Committee member, HJ Shipbuilding & Construction

Secretary General, Constitutional Court of Korea

Transactions with the Company within the past three years

Advisory Contract between DR & Aju Law Group and KT (approximately 90 million KRW over 3 years): No transactions related to the individual

* Legal advisory services are transactions between the Company and DR & Aju Law Group, unrelated to the candidate himself, thus it does not constitute grounds for disqualification as an outside director under the Commercial Act

First Appointed	March 2022
Other Board Service	None

•	Rationale for Recommendation

Candidate Yong-Hun Kim is a legal expert who has held key positions in the courts and the Constitutional Court, possessing the legal judgment and fairness required for the Audit Committee. During his tenure as a judge, he made balanced judgments based on facts in various fields such as civil, criminal, and administrative law, which will be a significant strength in performing internal control and audit tasks.

As an outside director and Audit Committee member of KT, he has contributed to strengthening compliance, improving the appointment procedures of external members, and enhancing the transparency of the internal control system. Based on his legal expertise and practical sense, he has proactively prevented legal risks across the company’s management activities. With this experience and capability, he is expected to faithfully perform the core roles of strengthening internal control and managing legal risks in the KT Audit Committee. Therefore, he is recommended as a candidate for the Audit Committee.

Agenda No. 5 Approval of Ceiling Amount of Remuneration for Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Act and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of a ceiling amount on remuneration for directors is hereby requested.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee, which consists of outside directors only. The committee also is responsible for evaluating the performance of the Representative Director and proposing the ceiling amount on the directors’ remuneration for shareholders’ approval.

In determining the ceiling amount on remuneration for directors, the following factors are considered: annual salary, short-term and long-term performance-based incentives. Actual amounts paid for the recent three years are disclosed in the “Report on the Criteria and Methods for Director Compensation” included herein.

The total compensation for directors in 2024 (KRW 2.4 billion), which includes short-term and long-term performance incentives based on 2023 performance, was lower than usual due to the replacement of directors during 2023.

For FY2025, the ceiling amount of remuneration for directors, proposed by the Board of Directors, is KRW 5.8 billion.